Exhibit (a)(1)(H)

FORM OF REMINDER EMAIL TO ELIGIBLE HOLDERS

REGARDING THE EXPIRATION OF THE EXCHANGE OFFER

From:	HOOKIPA Pharma Inc.
Subject:	HOOKIPA Pharma Inc. Offer to Exchange Eligible Options for New Options Remains Open

As an eligible participant in the HOOKIPA Pharma Inc. (“Hookipa,” “we,” “us” or “our”) Offer to Exchange Eligible Options for New Options (the “Exchange Offer”), we are pleased to inform you that the exchange is still open and you have time to make an election until the Exchange Offer expires at 11:59 p.m., Eastern Daylight Time, on September 7, 2023 (the “Expiration Time”). If we extend the period of time during which this Exchange Offer remains open, the term “Expiration Time” will refer to the last time and date on which this Exchange Offer expires.

Please understand that we cannot advise you on whether or not to participate in the Exchange Offer. Participation in the Exchange Offer is entirely your decision and at your discretion, and you should make the decision about whether to participate based on your personal circumstances. Hookipa recommends that you consult your tax and financial advisors to address questions regarding your decision.

This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO and accompanying documents, which are available through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Exchange Offer document. Our inclusion of website links in this notice does not incorporate them by reference into the Exchange Offer.